July 2, 2009

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3561
Attention:	Terence O’Brien Branch Chief

Re:	Polypore International, Inc.
Form 10-K for the fiscal year ended January 3, 2009
     filed March 12, 2009
Definitive Proxy Statement on Schedule 14A
     filed April 8, 2009
Form 10-Q for the quarter ended April 4, 2009
     filed May 7, 2009
File No. 1-32266
Ladies and Gentlemen:
     Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended January 3, 2009 and filed with the Commission on March 12, 2009 (the “Form 10-K”), our Definitive Proxy Statement on Schedule 14A filed with the Commission on April 8, 2009 (the “Proxy Statement”) and our Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 and filed with the Commission on May 7, 2009 (the “Form 10-Q”). The Staff delivered its original comments by letter dated June 8, 2009 addressed to me and signed by Terence O’Brien, Branch Chief (the “Original Comment Letter”), to which we responded by letter dated June 16, 2009 (the “Original Response Letter”). On June 29, 2009, Al Pavot of the Division of Corporate Finance and Rob Whitsett, Vice President of Finance for the Company, participated in a telephone conference discussion of the Staff’s comments and the Company’s responses. This letter supplements and revises our Original Response Letter and responds to certain issues raised by Mr. Pavot on the telephone conference.
     The numbered paragraph and heading below corresponds to the numbered paragraph and heading contained in the Original Comment Letter and being revised herein.
Form 10-Q for the quarter ended April 4, 2009
19. Financial Statements of Guarantors, page 18
6.	Please identify and quantify for us the specific cash inflows and outflows that comprise the reported operating cash flow amounts for “The Company”. It is unclear how “The Company” can generate positive operating cash flows given the absence of any revenue transactions. Further, please tell us, and disclose in future filings, whether all of the
11430 N. Community House Road
Charlotte, N.C. 28277

Securities and Exchange Commission
July 2, 2009

subsidiary guarantors are 100% owned by the parent. Tell us also whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Article 3-10(i)(8) and (9) of Regulation S-X.
Company Response: Cash flow from operations for “The Company” consists of net income of the Company less adjustments for non-cash items such as stock compensation expense. As indicated on the consolidating statement of income for the three months ended April 4, 2009 included in footnote 19 of the Form 10-Q, net income of “The Company” consisted of equity in earnings of subsidiaries and the income tax benefit, offset to some extent by interest expense. The positive cash flow indicated for “The Company” in the guarantor condensed consolidating statement of cash flows for the three months ended April 4, 2009 was due primarily to the inclusion of equity in earnings of subsidiaries in net income. Since the equity in earnings of subsidiaries is a non-cash item, the Company agrees to revise in future filings the guarantor condensed consolidating statements of cash flows to eliminate equity in earnings of subsidiaries from net cash provided by operating activities of “The Company”. After eliminating equity in earnings of subsidiaries from operating cash flow for the period ended April 4, 2009, cash flow used in operations for “The Company” would consist primarily of cash interest payments.
All of the subsidiary guarantors are 100% owned by the parent, and the Company agrees to revise its disclosure in future filings to indicate that all of the subsidiary guarantors are 100% owned by the parent. There are no significant restrictions on the ability of the parent company or any guarantors to obtain funds from its subsidiaries by dividend or loan.
     Except as revised herein, the Company reaffirms all responses made in the Original Response Letter.
     To expedite your review, we are providing a separate copy of this letter to each of the persons listed below. Please feel free to contact me if you have any questions or comments regarding the foregoing.
Sincerely yours,
/s/ Lynn Amos
Lynn Amos
Chief Financial Officer

cc:	Jenn Do, Staff Accountant, Securities and Exchange Commission
Edward M. Kelly, Senior Counsel, Securities and Exchange Commission
Craig Slivka, Special Counsel, Securities and Exchange Commission
Al Pavot, Staff Accountant, Securities and Exchange Commission
R. Douglas Harmon, Parker Poe Adams & Bernstein LLP